Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-333-124629

Memo

June 6, 2005

To:	All WWC and WWLLP Associates

From:	Global Integration Committee (John Haley, Babloo Ramamurthy, Paul Thornton and Gene Wickes)

Subject:	Business Combination Update

As you know, on April 18 we announced the signing of a definitive agreement to combine Watson Wyatt & Company and Watson Wyatt LLP.  We continue to make significant progress on the integration of the two firms and we wanted to give you a brief update.

Transaction Closing

On May 4, 2005 we filed our S-4 registration statement with the Securities and Exchange Commission.   We are still working through final regulatory approvals, and our targeted closing date is now July 29, 2005.  This close will occur after the necessary final approvals within both organizations have been obtained and Watson Wyatt & Company shareholders have voted. We will provide you with more information as it becomes available.

Global Strategy Group

The Global Strategy Group has collected input from the global practices, regional managers and associates in general on a range of strategic issues as diverse as the collection of market data to the handling of acquisitions. The Group presented an interim report to the Global Matrix Group in May on our brand (both internal application and external), market analysis, acquisitions and major opportunities.  The report also covered outstanding implementation issues regarding strategic planning in the future.  The Group’s final recommendations will be presented for consideration by the Global Matrix Group in July.

Global Marketing Committee

The business combination presents us with a natural opportunity to highlight our global strengths. At the same time, it also makes sense to step back and review how we present the Watson Wyatt brand to the marketplace.  Several efforts are underway along these lines:

•                  Promoting our global strengths:  When the business combination is finalized, we will immediately announce the news to the market through e-mail and special website features.  But the real message we will want to get across is the unmatched global strength of Watson Wyatt.  To that end, we are planning enhanced marketing activities aimed at multinationals. This includes improving on existing marketing efforts.  For example, the international practice and the Research and Marketing functions are looking at ways to dramatically improve the dissemination of global news items to multinational clients. We also plan several website enhancements aimed at promoting our global know-how.  Our Annual Report, due out in late October, will focus on this as well.  Finally, we will conduct a special mailing to clients that will highlight our global strengths in a creative and engaging way.

•                  Reviewing our brand:  The business combination raises some practical issues around how we should present ourselves going forward. For example, how do we showcase  insurance and financial services in our service descriptions around the world?  But the business combination also gives us a chance to review our brand in a more strategic sense, ensuring that we are presenting a coherent and powerful global brand to the market.  The Global Marketing Committee and others are working on a short- and long-term review of our brand.  Input will include the results of our Associate Opinion Survey, the work of Global Strategy Committee and the results of our biennial global brand study, which is currently underway.   We will share more news over the coming months.

•                  The Watson Wyatt name:   On completion of the business combination, all Watson Wyatt offices around the globe will continue to do business under the Watson Wyatt Worldwide banner. In legal terms the only change will be to the UK and Ireland territories which will change their legal entity name from Watson Wyatt LLP to Watson Wyatt Limited and Watson Wyatt (Ireland) Limited, respectively.

•                  Updating business cards, reports and slide templates:  For several months now, a special task force has been working to develop a globally consistent look and format for client work product and reports.  The task force is also reviewing other client-facing materials, such as letters, PowerPoint presentations, meeting minutes, agendas and house style, in general.  This includes business card and letterhead design, which we have evaluated both in the context of the business combination (good opportunity to consider changes) and in response to many requests to upgrade the quality of the business card stock.  The result is a suite of fresh new designs within our existing brand treatment.  We will phase the new designs in as needed and as existing supplies of branded materials run out.

Central Services Work Group (CSWG)

The CSWG has been busy moving towards a global structure for support functions. Last month, the Global Matrix reviewed the CSWG’s progress and expanded its charter to include the identification of opportunities and methods to deliver services to the combined company in significantly different ways than are currently in place. The increased scope of the group’s work is intended to ensure that we get to a “best practices” model that will improve efficiency and contribute to the combined organization’s competitive advantage.  Therefore, the group is working on creating a more integrated business service configuration that will allow for greater coordination among business service units and consistent client input.  Once the group has finalized the structure recommendation, it will be presented to senior leadership for consideration.   Communication and implementation of any organizational or process changes will take place following senior leadership approval, over the coming several months.

External Board Member

The Nominating and Governance Committee has accepted management’s recommendation that the Committee begin a search for a qualified candidate to serve as an additional director who meets the independence requirements of the New York Stock Exchange listing standards.  The new director is expected to have a background in Europe or the United Kingdom.  Management provided the Committee with a list of nominees, proposed by Watson Wyatt LLP, whom the committee is considering in addition to other candidates.  The search process for the new independent director has commenced and it is hoped that a nomination can be confirmed soon after closing, with a view to including the proposed independent director candidate on the slate of directors to be presented for stockholder approval at Watson Wyatt Holdings’ 2005 annual meeting.   Currently six of the nine board members are external.  They are:

•                  R. Michael McCullough - former chairman and CEO of Booz Allen & Hamilton

•                  John Gabarro - professor at Harvard Business School

•                  Linda Rabbitt - founder and owner of Rand Construction Corporation

•                  Gilbert Ray - retired partner of the law firm of O’Melveny & Myers LLP

•                  John Shoven - a member of Stanford University’s Economics Department and the Director of the Stanford Institute for Economic Policy Research

•                  John Wright - executive vice president and chief financial officer of QuadraMed and a retired partner of the accounting firm Ernst & Young

In summary, we continue to be excited about the prospects for our combined organization and look forward to the opportunities that will be created through our global platform.  You can expect to hear more information as we progress towards closing. Thank you for your hard work and continuing focus on providing excellent client service.

ADDITIONAL INFORMATION

On May 4, 2005, Watson Wyatt & Company Holdings filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  The proxy statement/prospectus and the other documents filed with Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the proxy statement/prospectus and the other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, NW, Washington, DC 20006 Attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Watson Wyatt & Company Holdings with the Commission, as amended from time to time.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements.  Forward looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements.

Such factors include risks and uncertainties specific to this transaction, including not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction), failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner, significant transaction costs expected, unknown liabilities, the success of the company’s marketing, development and sales programs following the transaction, the company’s ability to maintain client relationships and attract new clients following the transaction, general economic and business conditions that affect the company following the transaction, the level of capital resources required for future acquisitions, the company’s ability to achieve cost reductions after the transaction; exposure to Watson Wyatt LLP liabilities that have not been expressly assumed; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners, and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services we offer as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of our services; declines in demand for our services as a result of increased use of defined contribution plans rather than defined benefit plans; and other factors discussed under “Risk factors” in the company’s Annual Report on Form 10-K dated August 17, 2004, and the registration statement on Form S-4 filed on May 4, 2005, as amended from time to time, both of which are on file with the SEC.

These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The Company undertakes no obligation to update any of the forward-looking information included in this report, whether as a result of new information, future events, changed expectations or otherwise.